SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Purchasers and the Key Holders.

The parties agree as follows:

1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibits and Schedules hereto have the meanings set forth in Exhibit A.

2.   **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to such Purchaser at such Closing that number of shares of Series Seed 1 Stock set forth opposite such Purchaser's name on Schedule 1, at a price per share equal to the Purchase Price and (ii) such Purchaser, the Company, and each Key Holder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A
DEFINITIONS

1. OVERVIEW DEFINITIONS.

"**Agreement Date**" means [________], 2024.

"**Company**" means NasaClip, Inc.

"**Governing Law**" means the laws of the state of Delaware.

"**Dispute Resolution Jurisdiction**" means the state courts of Wilmington, Delaware or the United States District Court for the District of Delaware.

"**State of Incorporation**" means Delaware.

2. TERM SHEET DEFINITIONS.

"**Aggregate Purchase Price**" means the product of the Purchase Price and the number of shares of Series Seed 1 Stock being purchased by such Purchaser pursuant to the terms and conditions of this Agreement.

"**Purchase Price**" means $1.08 per share.

"**Total Series Seed Investment Amount**" means [$1,443,134].

3. RESULTING CAP TABLE DEFINITIONS.

"**Common Shares Issued and Outstanding Pre-Money**" means 9,775,000.

"**Total Post-Money Shares Reserved for Option Pool**" means 1,333,000 (subject to promised equity incentive grants to certain employees and advisors of the Company made prior to the Closing).

"**Number of Issued and Outstanding Options**" means 0 (subject to promised equity incentive grants to certain employees and advisors of the Company made prior to the Closing).

"**Unallocated Post-Money Option Pool Shares**" means 1,333,000 (subject to promised equity incentive grants to certain employees and advisors of the Company made prior to the Closing).

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EXHIBIT B

AGREEMENT TERMS

1. **PURCHASE AND SALE OF SERIES SEED PREFERRED STOCK**.

   1.1 **Sale and Issuance of Series Seed 1 Stock**.

   1.1.1 Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to such Purchaser at such Closing that number of shares of Series Seed 1 Preferred Stock ("**Series Seed 1 Stock**"), at a purchase price per share equal to the Purchase Price, in each case, as set forth opposite the Purchaser's name on Schedule 1 and rounded down to the nearest whole share.

   1.2 **Closing; Delivery**.

   1.2.1 The initial purchase and sale of the shares of Series Seed 1 Stock hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Aggregate Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**").

   1.2.2 At any time and from time to time during the [_____] ([__]) day period immediately following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, up to that number of shares of Series Seed 1 Stock equal to the quotient of (x) the Total Series Seed Investment Amount divided by (y) the Purchase Price, rounded down to the next whole share (the "**Total Shares Authorized for Sale**"), less the number of shares of Series Seed 1 Stock actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing shares of Series Seed 1 Stock at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Aggregate Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

   1.2.3 Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the shares of Series Seed 1 Stock being purchased by such Purchaser at such Closing against payment of the Aggregate Purchase Price therefor by check payable to the Company by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness or other convertible securities of the Company issued primarily for capital raising purposes to such Purchaser or by any combination of such methods.

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be

deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Agreement Date, except as otherwise indicated.

2.1   Organization, Good Standing, Corporate Power and Qualification.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2   Capitalization.

2.2.1   The authorized capital of the Company consists, immediately prior to the Closing (unless otherwise noted), of the following:

(a)   The common stock of the Company (the "**Common Stock**"), of which that number of shares of Common Stock equal to (a) the Common Shares Issued and Outstanding Pre-Money are issued and outstanding as of immediately prior to the Initial Closing, (b) the number of shares of Common Stock that are issuable upon conversion of shares of the Series Seed Preferred Stock of the Company ("**Series Seed Preferred Stock**") have been reserved for issuance upon conversion of the Series Seed Preferred Stock, and (c) the Total Post-Money Shares Reserved for Option Pool have been reserved for issuance pursuant to an equity incentive plan to be approved by the Board of Directors of the Company (the "**Board**") and the Company's stockholders after the date hereof, and of such Total Post-Money Shares Reserved for Option Pool (subject to promised equity incentive grants to certain employees and advisors of the Company made prior to the Closing), that number of shares of Common Stock equal to the Number of Issued and Outstanding Options are currently subject to outstanding options and that number of shares of Common Stock equal to the Unallocated Post-Money Option Pool Shares remain available for future issuance to officers, directors, employees and consultants pursuant to an equity incentive plan to be approved by the Board and the Company's stockholders after the date hereof (subject to promised equity incentive grants to certain employees and advisors of the Company made prior to the Closing). All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. For purposes of this Agreement, the term "**Fully Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

(b)   The shares of preferred stock of the Company (the "**Preferred Stock**"), all of which designated as Series Seed Preferred Stock, are comprised of 3,762,272 shares of Series Seed 1 Stock, 1,391,606 shares of Series Seed 1-A Preferred Stock of the Company ("**Series Seed 1-A Stock**"), and 927,858 shares of Series Seed 1-B Preferred Stock of the Company ("**Series Seed 1-B Stock**"), of which 2,426,036 shares of Series Seed 1 Stock, 1,391,606 shares of Series Seed 1-A Stock, and 927,858 shares of Series Seed 1-B Stock are issued and outstanding immediately prior to the Closing.

2.2.2   Except as set forth on Section 2.2.2 of the Disclosure Schedule, there are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Series Seed Preferred Stock pursuant to the terms of the Company's Restated Certificate of Incorporation, as amended, attached as Exhibit C to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Restated Certificate**"), (b) the securities and rights described in that certain Series Seed Preferred Stock Investment Agreement, dated as of October 10, 2023, by and among the Company, the "Purchasers" identified therein, and the "Key Holders" identified therein (the "**2023 Series Seed Investment Agreement**"), and (c) the securities and rights described in this Agreement.

2.2.3   The Key Holders set forth in Schedule 1 (each a "**Key Holder**") hold that number of shares of Common Stock set forth opposite each such Key Holder's name in Section 2.2.3 of the Disclosure Schedule (such shares, the "**Key Holders' Shares**") and such Key Holders' Shares are subject to vesting and/or the Company's repurchase right on the terms specified in Section 2.2.3 of the Disclosure Schedule (the "**Key Holders' Vesting Schedules**"). Except as specified in Section 2.2.3 of the Disclosure Schedule, the Key Holders do not own or have any other rights to acquire any other securities of the Company. The Key Holders' Vesting Schedules set forth in Section 2.2.3 of the Disclosure Schedule specify for each Key Holder (i) the vesting commencement date for each issuance of shares to or options held by such Key Holder, (ii) the number of shares or options held by such Key Holder that are currently vested, (iii) the number of shares or options held by such Key Holder that remain subject to vesting and/or the Company's repurchase right and (iv) the terms and conditions, if any, under which the Key Holders' Vesting Schedules would be accelerated.

2.3   Subsidiaries.   The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity.   The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4   Authorization.   All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the Agreement Date. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms and conditions except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5   Valid Issuance of Shares.   The shares of Series Seed 1 Stock, when issued, sold and delivered in accordance with the terms and conditions and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the shares of Series Seed 1 Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Certificate, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series Seed 1 Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this

Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3, and subject to filings pursuant to Regulation D of the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the shares of Series Seed 1 Stock will be issued in compliance with all applicable federal and state securities laws.

2.6 **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7 **Intellectual Property**. The Company owns or possesses sufficient legal rights to the Intellectual Property (as defined below) that is required for the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**"). To the Company's knowledge, no Company Intellectual Property or product or service marketed or sold by the Company is violating any license or infringing any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, or information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding ownership option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any ownership options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8 **Employee and Consultant Matters**. Except as set forth in Section 2.2.3 of the Disclosure Schedule, each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default, in any material respect, (a) of any provisions of the Restated Certificate or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. Except as set forth in Section 2.2.3 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a material default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

        2.10   <u>**Title to Property and Assets**</u>. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

        2.11   <u>**Agreements**</u>. Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "<u>**Material Agreement**</u>"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

        2.12   <u>**Liabilities**</u>. The Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

        2.13   <u>**Designated Nationals and Blocked Persons**</u>. Neither the Company nor any affiliate thereof (i) is named on the List of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Asset Control ("OFAC") of the United States Department of the Treasury or on any other similar list maintained by OFAC pursuant to any authorizing statute, executive order or regulation, (ii) has been convicted of or charged with a felony relating to money laundering, or (iii) to the knowledge of the Company, is under investigation by any governmental authority for money laundering.

        2.14   <u>**No "Bad Actor" Disqualification**</u>. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3) ("<u>**Disqualification Events**</u>"), under the Securities Act. To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act. "<u>**Company Covered Person**</u>" means, with respect to the Company as an "issuer" for purposes of Rule 506 of the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1) of the Securities Act.

        3.   <u>**REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**</u>. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms and conditions, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the shares of Series Seed 1 Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series Seed 1 Stock.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Series Seed 1 Stock with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 or the right of the Purchasers to rely thereon.

3.4 **Restricted Securities**. The Purchaser understands that the shares of Series Seed 1 Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Series Seed 1 Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Series Seed 1 Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series Seed 1 Stock, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale and the holding period for the shares of Series Seed 1 Stock, and on requirements relating to the Company that are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the shares of Series Seed 1 Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series Seed 1 Stock.

3.6 **Legends**. The Purchaser understands that the shares of Series Seed 1 Stock and any securities issued in respect of or exchange for the shares of Series Seed 1 Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series Seed 1 Stock represented by the certificate so legended; and (c) the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7   **Accredited and Sophisticated Purchaser**. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D of the Securities Act. The Purchaser is an investor in securities of companies in the development stage and acknowledges that the Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the shares of Series Seed 1 Stock.

3.8   **No General Solicitation**. Neither the Purchaser nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation with respect to the offer and sale of the shares of Series Seed 1 Stock, or (b) published any advertisement in connection with the offer and sale of the shares of Series Seed 1 Stock.

3.9   **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series Seed 1 Stock.

3.10   **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto and/or on Schedule 1; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto and/or on Schedule 1. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series Seed 1 Stock by such Purchaser.

3.11   **No "Bad Actor" Designees**. If the Purchaser has the right to designate or participate in the designation of a Board Designee, the Purchaser represents and warrants to the Company that, to the Purchaser's knowledge, no Disqualification Event (as defined below) is applicable to the Purchaser's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) of the Securities Act is applicable. Any Board Designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) of the Securities Act is applicable, is hereinafter referred to as a "***Disqualified Designee***." The Purchaser with the right to designate or participate in the designation of a Board Designee covenants and agrees (A) not to designate or participate in the designation of any Board Designee who, to the Purchaser's knowledge, is a Disqualified Designee and (B) that in the event the Purchaser becomes aware that any individual previously designated by the Purchaser is or has become a Disqualified Designee, the Purchaser shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement Board Designee who is not a Disqualified Designee.

4. **COVENANTS OF THE COMPANY**.

4.1 **Information Rights**.

4.1.1 <u>Basic Financial Information</u>. The Company shall furnish to each Purchaser holding 231,482 shares of Series Seed Preferred Stock (a "**Major Purchaser**"): (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

4.1.2 <u>Confidentiality</u>. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms and conditions of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

4.1.3 <u>Inspection Rights</u>. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

4.2 <u>Additional Rights and Obligations</u>. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed 1 Stock, such as price based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series Seed 1 Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, subject to the provisions of <u>Section 8.11</u>, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the then outstanding shares of Series Seed Preferred Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

4.3 **Assignment of Company's Preemptive Rights**. The Company shall obtain at or prior to the Initial Closing, and shall maintain, a right of first refusal with respect to transfers of shares of Common Stock by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall be deemed to have assigned such right of first refusal to the Major Purchasers. In the event of such deemed assignment, each Major Purchaser shall be deemed to have been assigned the portion of such right of first refusal equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the number of shares of the Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by all Major Purchasers and all "Major Purchasers" under the 2023 Series Seed Investment Agreement.

4.4 **Reservation of Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series Seed 1 Stock, all Common Stock issuable from time to time upon conversion of that number of shares of Series Seed 1 Stock equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

5. **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

5.1 **Limitations on Disposition**. Each person owning of record shares of Common Stock issued or issuable pursuant to the conversion of the shares of Series Seed 1 Stock and any shares of Common Stock issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a)   there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Section 5.1(a) and Section 5.1(b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, corporation, or venture capital fund to (A) a partner of such partnership, member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, or (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms and conditions of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2 **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Stockholder (as defined below) shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Stockholder (other than to donees or partners of the Stockholder who agree to be similarly bound) for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "**IPO**") filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, as amended) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the IPO date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Stockholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Stockholder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Common Stock then outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "Shares") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" means each Holder and Key Holder, and any transferee thereof.

5.4 **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Stockholder need not comply with Section **Error! Reference source not found.** in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a)   any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b)   the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of a majority of the shares of Series Seed Preferred Stock then outstanding elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of a majority of the shares of the Series Seed Preferred Stock then outstanding elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale.

6. **PARTICIPATION RIGHT**.

6.1 **General**. Each Major Purchaser has the right of first refusal to purchase up to the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the Agreement Date, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D of the Securities Act. A Major Purchaser's "**Pro Rata Share**" for means the ratio of (a) the number of shares of Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the Fully Diluted Share Number.

6.2 **New Securities**. "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of Series Seed Preferred Stock issued pursuant to this Agreement or the 2023 Series Seed Investment Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

6.3 **Procedures**. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have ten (10) days from the date of the Notice, to agree in writing to purchase up to such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

6.4 **Failure to Exercise**. If the Major Purchasers fail to exercise in full the right of first refusal within the ten (10) day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this <u>Section 6</u>.

7. **ELECTION OF BOARD OF DIRECTORS**.

7.1 **Voting; Board Composition**. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:

(a) two (2) individuals (collectively, the "**Common Board Designees**") designated from time to time in a writing delivered to the Company and signed by stockholders who then hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock; and

(b) one (1) individual (the "**Series Seed Board Designee**" and, together with any Common Board Designees, each a "**Board Designee**") designated from time to time in a writing delivered to the Company pursuant to the terms and conditions of the 2023 Series Seed Investment Agreement.

Subject to the rights of the Stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms and conditions of this Agreement, all of the Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

8. **GENERAL PROVISIONS**.

8.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this

Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms and conditions of this Agreement.

8.2 **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

8.3 **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this Exhibit B shall be deemed to be references to the sections contained in this Exhibit B, unless otherwise specifically stated herein.

8.5 **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6 **No Finder's Fees**. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

8.7 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms and conditions of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

8.8 **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then outstanding shares of Series Seed 1 Stock issued under this Agreement (or Common Stock issued on conversion thereof); provided, however, that any amendment to Section 7.1(a) will also require the additional written consent of the holders of a majority of the outstanding shares of

Common Stock. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with <u>Section 8.1</u> will not require any further consent. Any amendment or waiver effected in accordance with this <u>Section 8.8</u> will be binding upon the Purchasers, the Key Holders, each transferee of the shares of Series Seed 1 Stock issued under this Agreement (or the Common Stock issuable upon conversion thereof) or Common Stock from a Purchaser or Key Holders, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Agreements in a form substantially similar to the form agreements set as forth as Model Legal Documents on http://www.nvca.org shall be considered an amendment to this Agreement provided that it is done in accordance with this <u>Section 8.8</u>.

        8.9   **<u>Severability</u>**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

        8.10   **<u>Delays or Omissions</u>**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any terms or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

        8.11   **<u>Termination</u>**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under <u>Section 4</u>, <u>Section 6</u> and <u>Section 7</u> will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Certificate, as amended from time to time and (z) notwithstanding anything to the contrary herein, <u>Section 1</u>, <u>Section 2</u>, <u>Section 3</u>, <u>Section 4.1.2</u> and this <u>Section 8</u> will survive any termination of this Agreement.

        8.12   **<u>Dispute Resolution</u>**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

[**P**AGE **I**NTENTIONALLY **L**EFT **B**LANK]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

<u>THE COMPANY</u>:

Name: _____

By: Elizabeth P. Clayborne_____

Title: Chief Executive Officer_____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

By: _____   By: _____

Name: Elizabeth Clayborne   Name: Romil Patel

By: _____

Name: Neal Sikka

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASER:

Name: _____

By: _____

Name: _____

Title: _____


EXHIBIT C

FORM OF RESTATED CERTIFICATE


EXHIBIT D

DISCLOSURE SCHEDULE

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Series Seed 1 Stock on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in <u>Exhibit B</u> of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in <u>Exhibit B</u> of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.

Schedule 2.2.2

Capitalization

Founders Agreement, dated as of April 14, 2023, by and among the Company, Elizabeth Clayborne, Romil Patel and Neal Sikka.

Amended and Restated Securities Repurchase Agreement, dated December 20, 2022, between the Company and Maryland Technology Development Corporation.

Schedule 2.2.3

Capitalization

Key Holders' Shares

Key Holder	Shares of Common Stock
Elizabeth P. Clayborne	8,000,000
Romil Patel	1,700,000
Neal Sikka	75,000

No shares of Common Stock held by the Key Holders are subject to vesting or a repurchase right.

The Company has not issued any stock options, restricted stock or other equity incentive awards; however, the Company has promised equity incentive awards as follows:

- Kristoffer Smith-Purnell (employee) – stock options (0.25%)

- David Giarracco (advisor) – equity incentive award (17,495); stock options (0.30%)

- Elizabeth Bluestone (advisor) - stock options (0.40%)

- Robert Titkemeyer (advisor) - stock options (0.30%)

- Jane Dilorio (advisor) - equity incentive award (9,250)

Schedule 2.8

Employee and Consultant Matters

None.

Schedule 2.9

Compliance with Other Instruments

2023 Series Seed Investment Agreement.

Schedule 2.11

Agreements

(a)

Proposal for Professional Services, dated September 15, 2023, between the Company and Synchronized Sales, LLC

Master Supplier Agreement, dated August 14, 2023, between the Company and Master Supplier, LLC (SourceMark LLC)

Distribution Agreement, dated September 12, 2023, between the Company and Marathon Medical

Letter of Engagement, dated September 7, 2023, between the Company and We Thrive Media, LLC

Contract Services Agreement, dated May 11, 2020, between the Company and Harbor Designs & Manufacturing, LLC

Contract Manufacturing Agreement, dated August 25, 2023, between the Company and Harbor Designs & Manufacturing, LLC

(b)

Master Supplier Agreement, dated August 14, 2023, between the Company and Master Supplier, LLC (SourceMark LLC)

Distribution Agreement, dated September 12, 2023, between the Company and Marathon Medical

Contract Services Agreement, dated May 11, 2020, between the Company and Harbor Designs & Manufacturing, LLC

(c)

Master Supplier Agreement, dated August 14, 2023, between the Company and Master Supplier, LLC (SourceMark LLC)

Distribution Agreement, dated September 12, 2023, between the Company and Marathon Medical

Contract Services Agreement, dated May 11, 2020, between the Company and Harbor Designs & Manufacturing, LLC

Contract Manufacturing Agreement, dated August 25, 2023, between the Company and Harbor Designs & Manufacturing, LLC

(d)

Master Supplier Agreement, dated August 14, 2023, between the Company and Master Supplier, LLC (SourceMark LLC)

Distribution Agreement, dated September 12, 2023, between the Company and Marathon Medical

Contract Manufacturing Agreement, dated August 25, 2023, between the Company and Harbor Designs & Manufacturing, LLC

Schedule 2.12

Liabilities

None.

SCHEDULE 1

SCHEDULE OF PURCHASERS & KEY HOLDERS

PURCHASERS:

Name, Address and E-Mail of Purchaser	Series Seed 1 Stock Shares Purchased	Purchase Price	Total Purchase Price
		$1.08 per share of Series Seed 1 Stock	

<u>KEY HOLDERS</u>:

Name, Address and E-Mail of Key Holder	Shares of Common Stock Held
Elizabeth Clayborne Address: 8717 Timber Oak Ln, Laurel, MD 20723 Email: [redacted]	8,000,000
Romil Patel Address: 88 Morgan St, Unit 3408, Jersey City, NJ 07302 Email: [redacted]	1,700,000
Neal Sikka Address: 706 Plum St. SW, Vienna, VA 22180 Email: [redacted]	75,000